[D.R. HORTON, INC. LETTERHEAD]
FOIA CONFIDENTIAL TREATMENT REQUEST
Confidential Treatment Requested
by D.R. Horton, Inc.
June 7, 2006
VIA HAND DELIVERY AND EDGAR
Securities and Exchange Commission
100 F. Street, N.E.
Stop 7010
Washington, D.C. 20549
Attention: Rufus Decker, Accounting Branch Chief

Re:	D.R. Horton, Inc. Form 10-K for Fiscal Year Ended September 30, 2005 Form 10-Q for Fiscal Quarter Ended December 31, 2005 File No. 1-14122
Ladies and Gentlemen:
On behalf of D.R. Horton, Inc. (the “Company”), I am writing in response to your letter, dated May 24, 2006, that contains an additional comment from the staff of the Division of Corporation Finance (the “Staff”) requesting supplemental financial information. For your convenience, the full text of the Staff’s additional comment is reproduced below, together with the Company’s response listing the supplemental financial information being provided.
FORM 10-K FOR THE YEAR ENDED SEPTEMBER 30, 2005
Financial Statements
Note A – Summary of Significant Accounting Policies
Reporting Segments, page 47
1.	We read your response to comment six. You indicate that your CEO is your chief operating decision maker. You also indicate that your CEO reviews your financial information by operating division. Please provide us with the financial information by operating division that is reviewed by your CEO as well as any other financial information that the CEO reviews.
DRH – 0001

Confidential Treatment Requested
by D.R. Horton, Inc.
Securities and Exchange Commission
June 7, 2006

Response: In response to the Staff’s request, we are providing supplementally the most recent monthly financial reports that our CEO reviews:
•	Monthly Financial Report Package, as of April 30, 2006, which includes consolidated financial statements presented on a GAAP basis, and historical results of operations presented on an internal reporting basis for the month and year-to-date period compared to prior year and budget in total as well as by operating region and division.

•	Monthly Sales Reports for April 2006, which include information on net sales orders, closings and sales order backlog.

•	Pie chart of inventory balances and return on inventory by state, dated April 30, 2006, based on our internal reporting basis operating income.

•	Monthly Current Fiscal Year and Five-Year Forecast, as of May 26, 2006, which includes actual results of operations and projections for each month of the current fiscal year as well as projections for the next four fiscal years in total, by operating region and division.
The foregoing financial reports are confidential. Pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended, the Company respectfully requests that the Staff return to the Company the financial reports being provided with this letter, by overnight delivery service, upon completion of its review of them. For your convenience, we have included a self-addressed, pre-paid Federal Express Airbill for this purpose. We respectfully reserve the right to request that the financial reports be returned to us at an earlier date.
Pursuant to 17 C.F.R. §200.83, the Company is also requesting confidential treatment of the financial reports being provided with this letter. These reports are being provided to the Staff in hard copy only, and the Company requests that the information in these reports be maintained in confidence, not be made part of any public record and not be disclosed to any person as it is confidential information. In the event that the Staff receives a request for access to this information, whether pursuant to the Freedom of Information Act (FOIA) or otherwise, the Company respectfully requests that it be notified immediately so that it may further substantiate this request for confidential treatment. Please address any notifications of a request for access to this information to the undersigned with a copy to Thomas B. Montano, Vice President and Corporate and Securities Counsel of the Company.
DRH – 0002

Confidential Treatment Requested
by D.R. Horton, Inc.
Securities and Exchange Commission
June 7, 2006

If you have any questions or comments regarding this letter or its enclosures, please contact Bill W. Wheat, Executive Vice President and Chief Financial Officer of the Company, by telephone at (817) 390-8200 or by telecopy at (817) 390-1715.
Thank you for your attention.

Very truly yours,

/s/ BILL W. WHEAT

Bill W. Wheat
w/ enclosures***

cc:	Ernest Greene, Staff Accountant (w/o enclosures) Thomas B. Montano, Esq. (w/o enclosures) Thomas R. Hudnall, Esq. (w/o enclosures) Irwin F. Sentilles, III, Esq. (w/o enclosures)

***	Confidential treatment requested by D.R. Horton, Inc. The information being provided supplementally to the Staff is confidential. Accordingly, this information has been redacted pursuant to 17 C.F.R. §200.83, and it will be provided supplementally to the Staff in hard copy only.
DRH – 0003